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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

     (Mark One)
/X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2000

                                       OR

     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _____________________________ to

                          Commission file number 1-8993

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        ONEBEACON INSURANCE SAVINGS PLAN
                               One Beacon Street
                        Boston, Massachusetts 02108-3100


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                              80 South Main Street
                        Hanover, New Hampshire 03755-2053
                                 (603) 643-1567

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                                EXPLANATORY NOTE

         This Annual Report on Form 11-K is being filed so that it may be incorporated by reference into a Registration Statement on Form S-8 which White Mountains Insurance Group, Ltd. is filing with respect Common Shares, $1.00 par value per share, of White Mountains Insurance Group, Ltd. issuable under the Plan.

                                INFORMATION FILED

         The following financial statements and exhibit are filed with, and included in, this Report:

         A.  Financial statements for the Plan consisting of:

             1.  Report of Independent Accountants;

             2. Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999;

             3. Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999;

             4.  Notes to Financial Statements;

             5. Schedule of Assets Held for Investment Purposes at End of Year December 31, 2000; and

         B.  Consent of Independent Accountants

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                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ONEBEACON INSURANCE
                                            SAVINGS PLAN (the "Plan")

Date: August 27, 2001                   By: /s/ Vincent A. Brazauskas
                                            -----------------------------------
                                            Title: Managing Director of CGU
                                            Insurance Company (the Plan
                                            Administrator) and Chairman of the
                                            Benefits Committee

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                                  EXHIBIT INDEX

EXHIBIT NUMBER       DESCRIPTION
         (A)         Financial statements for the Plan consisting of:

                     1. Report of Independent Accountants;

                     2. Statement of Net Assets Available for Benefits as of December 31, 2000 and 1999;

                     3. Statement of Changes in Net Assets Available for Benefits for the years ended December 31,
                        2000 and 1999;

                     4. Notes to Financial Statements;

                     5. Schedule of Assets Held for Investment Purposes at End of Year December 31, 2000; and

         (B)         Consent of Independent Accountants